Exhibit 99.1

THIS SHARE PURCHASE AGREEMENT, effective as of January 3, 2021, by and among Rainmaker Worldwide Inc., a Nevada corporation ("RAKR"), Rainmaker Worldwide Inc., an Ontario corporation ("RAKR-Ontario"), Rainmaker Holland B.V., a corporation existing under the laws of the Netherlands and a wholly-owned subsidiary of RAKR ("RHBV"), and Sphere 3D Corp., an Ontario corporation ("Sphere").

WHEREAS, RAKR is the registered and beneficial owner of all of the issued and outstanding shares of common stock of RAKR-Ontario which in turn is the owner of all of the capital stock of RHBV (the "RHBV Shares"), par value €1.00; and

WHEREAS, RAKR and RAKR-Ontario wish to sell to Sphere and Sphere wishes to purchase from RAKR-Ontario the RHBV Shares upon the terms and conditions hereinafter set out. For purposes hereof, RAKR shall collectively include RAKR-Ontario unless the circumstances otherwise require the use of the separate definition.

NOW THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1 -  INTERPRETATION

1.1 Definitions.  In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms and expressions will have the following meanings:

(a)  "Agreement" means this Share Purchase Agreement and all instruments supplementing or amending or confirming this Agreement and references to "Article" or "Section" mean and refer to the specified Article or Section of this Agreement;

(b) "Books and Records" means all books and records relating to RHBV, including, without limitation, financial, customer, supplier and business operations and sales, operating data, files, computer files and programs, retrieval programs, correspondence, credit information, research materials, licences, leases, records of past sales, business plans and projections, environmental studies and plans, deeds and title policies, quality control records and manuals, blueprints, employee documents, inventory data, accounts receivable and payable data, budgets and financial statements, and other data and information, financial or otherwise including all data, information and databases stored on computer-related or other electronic media;

(c) "Business Day" means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or a statutory holiday in the Province of Ontario, Canada or any day on which banking institutions in the State of Nevada or in the Province of Ontario, Canada are authorized or required by law or other governmental action to close;

(d) "Closing" means the consummation of the transactions contemplated herein;

(e) "Closing Date" shall have the meaning given in Section 2.7 of this Agreement;

(f) "Damages" shall have the meaning given in Section 7.2 of this Agreement;

(g) "Direct Claim" shall have the meaning given in Section 7.3(c) of this Agreement;

(h) "Drop Dead Date" shall have the meaning given in Section 8.3 of this Agreement;

(i) "DRM" means Dutch Rainmaker B.V., a private limited company existing under the laws of the Netherlands;

(j) "DRM Shares" mean 554,000 shares of Sphere Series F Convertible Preferred Stock , no par value, to be issued to DRM pursuant to the WWT/DRM Royalty Cancelation Agreement;

(k) "DRM Warrants" mean warrants to purchase 277,000 shares of Sphere Series F Convertible Preferred Stock, no par value, at an exercise price equal to $2.00 per share, to be issued to DRM pursuant to the WWT/DRM Royalty Cancelation Agreement;

(l)  "Encumbrances" means any encumbrance, lien, security interest, option, right of first refusal, easement, mortgage, charge, hypothec, indenture, deed of trust, statutory or deemed trust, right of way, restriction on the use of real property, encroachment, licence to third parties, lease to third parties, security agreement, or any other encumbrance and other restriction or limitation on use of real or personal property or irregularities in title thereto;

(m) "Escrow Agreement" means the escrow agreement to be entered into on the Closing between the Parties and the Escrow Agent;

(n)  "GAAP" means accounting standards for private enterprises applied on a consistent basis and which are in accordance with the recommendations made from time to time by the Chartered Professional Accountants of the Netherlands on the date on which such accounting standards for private enterprises are applied;

(o)  "Governmental Authority" means any domestic or foreign governmental or regulatory agency, authority, bureau, commission, department, official or similar body or instrumentality thereof, or any governmental court, arbitral tribunal or other body administering alternative dispute resolution;

(p) "GMW" means GWM Advocaten, located at Scheveningseweg 52 2517 KW Den Haag Postbus 85563 2508 CG Den Haag;

(q) "Holdback Shares" means 2,070,000 shares of Sphere's Series F Convertible Preferred Stock registered in the name of Rainmaker- Ontario to be held in escrow by Sichenzia Ross Ference LLP (the "Escrow Agent");

(r) "IFRS" means the International Financial Reporting Standards and applicable accounting requirements set by the International Accounting Standards Board or any successor thereto (or the Financial Accounting Standards Board, the Accounting Principles Board of the American Institute of Certified Public Accountants, or any successor to either such Board, or the SEC, as the case may be), as in effect from time to time;

(s) "Lock-Up Agreement" means the lock-up agreement attached hereto in Exhibit H;

(t) "Material Adverse Effect" means a material adverse effect on the business, operations, performance, properties, assets, or condition (financial or otherwise) of a party, which could reasonably be considered material having regard to such party;

(u) "Nasdaq" shall mean The Nasdaq Stock Market LLC.;

(v) "Parties" means RAKR, RAKR-Ontario, RHBV and Sphere and "Party" means any one of them;

(w) "Payment Shares" shall have the meaning given in Section 2.3 of this Agreement;

(x)  "Person" means any individual, partnership, limited partnership, corporation, joint venture, association, joint stock company, trust, unincorporated organization or a government or an agency thereof;

(y) "Purchase Price" shall have the meaning given in Section 2.3 of this Agreement;

(z)  "Resale Restricted Period" shall have the meaning given in Section 2.5 of this Agreement;

(aa) "RHBV Shares" shall have the meaning given in the recitals above;

(bb) "SeaView" means Seaview Merchant Bancorp LP;

(cc) "Spartan" means Spartan Crest Capital Corp;

(dd) "Survival Period" shall have the meaning given in Section 7.1 of this Agreement;

(ee) "Third-Party Claim" means any claim, demand, action, suit or proceeding made or brought by any Person who or which is not a party to this Agreement;

(ff) "WWT" means Wind en Water Technologie Holding B.V., a private limited company existing under the laws of the Netherlands;

(gg) "WWT/DRM Royalty Agreement" means the agreement called DRM AND WWT ASSET PURCHASE AGREEMENT #2 by and among RAINMAKER WORLDWIDE INC., (organized and existing under the laws of Ontario) and RAINMAKER WORLDWIDE INC., (organized and existing under the laws of the State of Nevada), and  RAINMAKER HOLLAND B.V., (organized and existing under the laws of the Netherlands), and DUTCH RAINMAKER B.V., (organized and existing under the laws of The Netherlands), and WIND EN WATER TECHNOLOGIE HOLDING B.V., (organized and existing under the laws of The Netherlands), attached hereto as Exhibit M.1;

(hh) "WWT/DRM Royalty Cancelation Agreement" means that certain agreement by and among RAINMAKER WORLDWIDE INC., (organized and existing under the laws of Ontario) and RAINMAKER WORLDWIDE INC., (organized and existing under the laws of the State of Nevada), and  RAINMAKER HOLLAND B.V., (organized and existing under the laws of the Netherlands), and DUTCH RAINMAKER B.V., (organized and existing under the laws of The Netherlands), and WIND EN WATER TECHNOLOGIE HOLDING B.V., (organized and existing under the laws of The Netherlands), and SPHERE 3D CORP., (an Ontario company) attached hereto as Exhibit M;

(ii)  "WWT Shares" mean 446,000 shares of Sphere's Series F Convertible Preferred Stock, no par value, to be issued to WWT pursuant to the WWT/DRM Royalty Cancelation Agreement; and

(jj) "WWT Warrants" mean warrants to purchase 223,000 shares of Sphere's Series F Convertible Preferred Stock, no par value per share, at an exercise price equal to $2.00 per share, to be issued to WWT pursuant to the WWT/DRM Royalty Cancelation Agreement.

1.2 Currency.  Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful money of United States.

1.3 Choice of Law and Attornment.  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.  The parties agree that the courts based in Toronto will have exclusive jurisdiction to determine all disputes and claims arising between the parties.

1.4 Interpretation Not Affected by Headings or Party Drafting.  The division of this Agreement into articles, sections, paragraphs, subsections and clauses and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and not to any particular article, section, paragraph, clause or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.5 Number and Gender.  In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a) words in the singular number include the plural and such words shall be construed as if the plural had been used,

(b) words in the plural include the singular and such words shall be construed as if the singular had been used, and

(c) words importing the use of any gender shall include all genders where the context or Party referred to so requires, and the rest of the sentence shall be construed as if the necessary grammatical and terminological changes had been made.

ARTICLE 2 -  PURCHASE AND SALE OF THE RHBV SHARES

2.1 Sale of RHBV Shares.  Subject to the terms and conditions set forth herein, at the Closing, RAKR shall sell, assign and transfer to Sphere, and Sphere shall purchase from RAKR, the RHBV Shares for the consideration specified in Section 2.3.

2.2 Discharge of Interests, etc.  RAKR hereby remises, releases and forever discharges, in favor of Sphere, all right, title and interest that RAKR has in or to the RHBV Shares and, for greater certainty, RAKR hereby specifically and irrevocably agrees that Sphere shall be entitled to the benefit of the RHBV Shares whether the share certificate(s) in respect thereof exist and whether such certificate(s) is endorsed for transfer.

2.3 Purchase Price.  RAKR and Sphere hereby agree that the purchase price (the "Purchase Price") for the RHBV Shares is 10,350,000 shares of Sphere's Series F Convertible Preferred Stock, no par value (the "Payment Shares") having the rights, preferences, privileges, powers and restrictions as set forth in the Certificate of Designation attached hereto as Exhibit A, with each Payment Share being convertible into one share of Sphere common stock.

2.4 Payment of Purchase Price.  On the Closing Date and following the execution of this Agreement by all of the Parties hereto, Sphere shall pay and satisfy, or cause to be paid and satisfied, the Purchase Price less the Holdback Shares by delivery of 6,580,000  Payment Shares duly registered in the name of RAKR-Ontario, 1,500,000 Payment Shares duly registered in the name of SeaView and 200,000 Payment Shares duly registered in the name of Spartan. The Holdback Shares shall be issued to RAKR-Ontario at the Closing although the Holdback Shares shall be held by the Escrow Agent.

2.5 Holdback Provisions.  Notwithstanding anything in this Agreement to the contrary, the Parties have agreed that  the Holdback Shares shall be held by the Escrow Agent as the Holdback Shares shall serve as the primary but non-exclusive source of funds for any Damages Sphere shall be entitled to recover from RAKR pursuant to and subject to the terms and conditions set out in Article 7. Subject to the terms of the Escrow Agreement,  within ten (10) days following the Survival Period, Sphere and RAKR shall cause the Escrow Agent to deliver to RAKR, the balance of the Holdback Shares after reducing such Holdback Shares by the aggregate amount of any Damages for which Sphere is entitled to recovery or reserved for pending claims pursuant to Article 7, if any.

2.6 Resale Restrictions.  All such Payment Shares shall contain an appropriate legend in accordance with the provisions of the Securities Act (Ontario) restricting the resale of the Payment Shares for a period of four (4) months plus one (1) day from the Closing Date, and any additional restrictions as may be required per applicable United States securities laws or otherwise (collectively, the "Resale Restricted Period").  In addition to such Resale Restricted Period or to the extent that any Resale Restricted Period is not applicable, RAKR-Ontario agrees that it will not convey or otherwise transfer ownership of any of the Payment Shares to any Person until the earlier of (i) the registration of such Payment Shares or (ii) after the six (6) month  anniversary of the Closing Date. In addition, each of RAKR-Ontario, WWT and DRM shall be subject to certain restrictions on reselling their respective Payment Shares pursuant to the Lock-Up Agreement.

2.7 Closing.  Subject to the terms and conditions of this Agreement, the Closing shall take place virtually at 10:00 a.m. (EST Time) on the Closing Date, or such other date, time and location as may be agreed upon by the Parties.  By agreement of the Parties, the Closing may take place by electronic and facsimile exchange of documents.

2.8 Closing Date.  Closing of the purchase and sale transaction described in this Agreement shall close contemporaneously with the delivery of the RHBV Shares to Sphere (the "Closing Date").

2.9 Transactions to be Effected at the Closing.

(a) At the Closing, Sphere shall deliver to RAKR:

(i) Stock certificates evidencing the Payment Shares (including, the Holdback Shares), free and clear of all Encumbrances (except for those Encumbrances imposed under applicable securities law and except pursuant to the obligations under Section 2.5, Section 7 and the Lock-up Agreement); and

(ii) all other agreements, documents, instruments or certificates required to be delivered by Sphere at or prior to the Closing pursuant to Article 6 and Section 8.2 of this Agreement.

(b) At the Closing, RAKR shall deliver to Sphere:

(i) Stock certificates evidencing the RHBV Shares, free and clear of all Encumbrances, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer tax stamps affixed thereto; and

(ii) all other agreements, documents, instruments or certificates required to be delivered by Sphere at or prior to the Closing pursuant to Sections 4.1 and 8.1 of this Agreement.

ARTICLE 3 -  REPRESENTATIONS AND WARRANTIES BY RAKR

3.1 Representations and Warranties Relating to RAKR. RAKR hereby represents and warrants to Sphere as follows, and confirms that Sphere is relying upon the accuracy of each such representation and warranty in connection with the completion of the transactions contemplated in this Agreement:

(a) Capacity and Execution.  RAKR has been duly incorporated and is validly subsisting and in good standing as a corporation under the laws of Nevada and is duly qualified to carry on its business in each jurisdiction in which the nature of its business requires qualification. RAKR has all necessary capacity to enter into this Agreement and all of the agreements contemplated hereby to which RAKR is a party and to carry out the transactions contemplated herein and therein.  The Agreement and all of the agreements contemplated hereby to which RAKR is a party have been duly and validly authorized. The Agreement and all of the agreements contemplated hereby to which RAKR is a party have been duly executed and delivered by RAKR, and each such agreement constitutes a legal, valid and binding obligation of RAKR enforceable against it in accordance with its terms, except (a) as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and similar Laws affecting creditors' rights generally, and (ii) as such enforceability may be limited by general principles of equity, regardless of whether asserted in a proceeding in equity or law.

(b) No Conflicts or Consents.  The execution, delivery and performance of this Agreement or any other agreement to which RAKR is or will become a party as contemplated by this Agreement,  by RAKR will not (a) violate, or conflict with, or result in a material breach of any provision of, or constitute a default under, or result in the acceleration of, or create in any party the right to accelerate, terminate or cancel, any contract or agreement to which RAKR is a party, (b) violate, or conflict with, or result in a material breach of any provision of, or constitute a default under, the constating documents of RAKR, (c) violate any Laws applicable to RAKR or any of its assets, or (d) result in the creation or imposition of any Encumbrance on any of the RHBV Shares.

(c) Governmental Authorization.    The execution, delivery and performance by RAKR of this Agreement does not require any consent, approval, order, authorization or action by or in respect of, or filing with, any Governmental Authority.

(d) Ownership of RHBV Shares.  All RHBV Shares are legally and beneficially owned by RAKR-Ontario and RAKR-Ontario has the exclusive right, full power and absolute authority to sell, assign and transfer the RHBV Shares and owns the RHBV Shares with good and marketable title, free and clear of all Encumbrances.  The RHBV Shares represent all of the securities of RHBV that are registered or owned, directly or indirectly, by RAKR. RAKR owns all of the capital stock of RAKR-Ontario.

(e) No Other Purchase Agreements. No person, firm or corporation has any agreement, option, understanding or commitment, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment for the acquisition from RAKR of the RHBV Shares.

(f) Bankruptcy Status. RAKR is not insolvent, has not committed an act of bankruptcy, has not proposed a compromise or arrangement to its creditors generally, has not had any petition or a receiving order in bankruptcy filed against him, has not taken any proceeding with respect to a compromise or arrangement, has not taken any proceeding to have himself declared bankrupt, has not taken any proceeding to have a receiver appointed of any part of his assets, has not had any encumbrancer take possession of any of its property, and has had any execution or distress become enforceable or become levied upon any of its property.

(g) Legal Proceedings.  No suits, actions or legal proceedings of any sort are pending or are threatened which would restrain or otherwise prevent, in any manner, RAKR-Ontario from effectually and legally transferring the RHBV Shares to Sphere free and clear of any and all claims, liens, security interests and encumbrances pursuant to this Agreement, nor are there any suits, actions or other legal proceedings pending or threatened, the effect of which would be to make Sphere or RAKR liable for damages, to divest title to the RHBV Shares, or to cause a lien to attach to the RHBV Shares, and RAKR has no knowledge of any claims which could give rise to such a suit, action or legal proceeding. RAKR has previously provided Sphere with a list of all legal proceedings against it or threatened against it and there have been no changes with respect to such matters.

(h) Use of Name. RAKR will not display or otherwise utilize the Rainmaker name in any promotional materials or in connection with the distribution or sale of any products unless it receives prior approval from RHBV. RAKR will change its corporate name accordingly.

3.2 Representations and Warranties Relating to RHBV. RAKR hereby represents and warrants to Sphere as follows, and confirms that Sphere is relying upon the accuracy of each such representations and warranties in connection with the completion of the transaction contemplated in this Agreement:

(a) Subsisting Corporation and Qualification.  RHBV has been duly incorporated and is validly subsisting and in good standing as a corporation under the laws of the Netherlands and is duly qualified to carry on its business in each jurisdiction in which the nature of its business requires qualification.  RHBV has no subsidiaries.

(b) Capitalization.  The authorized equity capital of RHBV consists of 1000 shares of which 1000 shares are issued and outstanding as of the date of this Agreement.  All of the issued and outstanding shares in the capital of RHBV have been duly authorized and validly issued as fully paid and non-assessable shares. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating RHBV to issue or sell any of its shares or securities or obligations of any kind convertible into or exchangeable for shares or other securities of RHBV. There are no dividends which have accrued or been declared but are unpaid on any of the RHBV'S shares or other equity interests of RHBV.  RAKR and RHBV each hereby confirm that RAKR-Ontario is the registered and beneficial owner of all of the RHBV Shares, which were issued in compliance with applicable Laws (which shall mean all such laws, statutes, orders, rules, regulations, policies, guidelines, judgments, decisions and orders, collectively, "Laws" or "Law") and were not issued in violation of any agreement, arrangement or commitment to which RAKR is a party or is subject to or in violation of any pre-emptive or similar rights of any Person.

(c) Authority.  RHBV has the capacity, authority and power to execute, deliver and perform this Agreement and all of the agreements contemplated hereby to which it is a party and to consummate the transactions contemplated hereby and thereby.  The Agreement and all of the agreements contemplated hereby to which RHBV is a party have been duly and validly authorized. The Agreement and all of the agreements contemplated hereby to which RHBV is a party have been duly executed and delivered by RHBV, and each such agreement constitutes a legal, valid and binding obligation of RHBV enforceable against it in accordance with its terms, except (i) as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and similar Laws affecting creditors' rights generally, and (ii) as such enforceability may be limited by general principles of equity, regardless of whether asserted in a proceeding in equity or law All necessary corporate approvals will have been passed on the Closing Date to transfer the RHBV Shares from RAKR-Ontario to Sphere and to consummate the transactions set forth in this Agreement.

(d) Compliance with Laws.  As of the time of Closing, RHBV is not in default under any applicable Law, except where default thereunder, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(e) No Conflicts or Consents.  The execution, delivery and performance of this Agreement or any other agreement to which RHBV is or will become a party as contemplated by this Agreement,  by RHBV will not (a) violate, or conflict with, or result in a material breach of any provision of, or constitute a default under, or result in the acceleration of, or create in any party the right to accelerate, terminate or cancel, any contract or agreement to which RHBV is a party, (b) violate, or conflict with, or result in a material breach of any provision of, or constitute a default under, the constating documents of RHBV, (c) violate any Laws applicable to RHBV or any of its assets, or (d) result in the creation or imposition of any Encumbrance on any of its assets or the RHBV Shares.

(f) Governmental Authorization.    The execution, delivery and performance by RHBV of this Agreement does not require any consent, approval, order, authorization or action by or in respect of, or filing with, any Governmental Authority.

(g) Books and Records. All of the Books and Records have been delivered or made available to Sphere. The Books and Records are duly maintained in accordance with all applicable Laws and contain full and accurate records of all matters required to be dealt with in such records. All material financial transactions relating to RHBV  have been accurately recorded in the Books and Records in accordance with GAAP. The minute books of RHBV  include complete and accurate minutes of all meetings of the directors and shareholders of RHBV held to date and resolutions passed by the directors and shareholders on consent since the date of incorporation. The share certificate book, register of shareholders, register of transfers and register of directors of RHBV are complete and accurate.

(h) Financial Statements.  RHBV shall have provided a list of (i) all liabilities of RHBV; (ii) all assets of RHBV; and (iii) all contracts being assigned to RHBV which schedule is attached as Schedule 3.2(h). RAKR has provided true and complete copies of the financial statements of RAKR to Sphere consisting of (i) audited consolidated financial statements for the year ended December 31, 2018 and 2019 and (ii) unaudited reviewed financial statements for the 9 months ended September 30, 2020. RHBV and RAKR represent that such financial statements are true, complete and correct, and present fairly the financial condition of RAKR as of the dates set out therein and the results of operations and cash flow of RAKR for the periods set forth therein, and were prepared in good faith in accordance with US GAAP, consistently applied. Such financial statements contain the financial statements of RHBV.

(i) No Liabilities or Indebtedness.  RHBV does not have any liabilities, indebtedness or other commitments that may give rise to any liabilities, either contingent, accrued or otherwise as of the date hereof, except trade payables, deferred revenue and as otherwise set forth on Schedule 3.2(h) in the ordinary course of business.

(j) Contracts. Schedule 3.2(j) contains a complete and accurate list of all Contracts to which RHBV is a party. Each of the Contracts described in Schedule 3.2(j) or required to be described in  Schedule 3.2(j) constitutes a valid and binding obligation of the parties thereto, enforceable in accordance with its terms. None of the parties to any of the Contracts is in breach of its obligations thereunder and no act or event has occurred which, with notice or lapse of time or both, would constitute a breach of any of the Contracts. Each of the Contracts is in full force and effect and constitutes a legal, valid and binding obligation of RHBV and the other parties thereto, enforceable in accordance with its terms, and RHBV is entitled to all of the benefits, rights and privileges under each such Contract. Neither RHBV nor RAKR has received notice that any customer, supplier or other Person has breached, intends to breach or intends to discontinue any Contract to which RHBV is a party.

(k)   Intellectual Property. Exhibit C sets out a full, complete and accurate list of all Intellectual Property and identifies the Intellectual Property owned by RHBV and the Intellectual Property licensed by RHBV from third parties, other than normal and routine off-the-shelf software licence agreements. Such Intellectual Property is the only intellectual property necessary for and material to the operation of RHBV's business. All of the Intellectual Property is valid, subsisting and enforceable except to the extent set out in Schedule 3.2(k):

(i) RHBV owns, directly and exclusively, all right, title and interest in and to all Intellectual Property owned by it as identified in Exhibit C, with a good and marketable title, free and clear of all liens, Encumbrances or any other rights of others. Any third party who has any moral rights or similar rights in or to such Intellectual Property has irrevocably waived such rights in favour of RHBV. RHBV holds valid licences for all of the Intellectual Property owned by third parties.

(ii) RHBV has not, during the past two years, except in the ordinary course of business in connection with the distribution of its products and licences to end users:

(1) transferred, conveyed, sold, assigned, pledged, mortgaged or granted a security interest in any Intellectual Property owned by RHBV to any third party;

(2) entered into any licence, franchise or other agreement with respect to any Intellectual Property owned RHBV with any third person; or

(3) otherwise encumbered any of the Intellectual Property owned by RHBV.

(iii) RHBV has taken all steps reasonably necessary to validly maintain, and has not taken any steps that could constitute abandonment of, the Intellectual Property, including paying all necessary fees and filing all appropriate affidavits and renewals with the appropriate Governmental Authorities.

(iv) All of the Intellectual Property owned by RHBV was created by employees in the course of their employment or by contractors who have transferred and assigned all of their rights in and to such Intellectual Property to RHBV pursuant to written assignment agreements and have waived their moral rights and rights of a similar nature in and to such Intellectual Property.

(v) To the knowledge of RAKR, the Intellectual Property owned by RHBV and currently used to conduct its business does not conflict with, misappropriate or infringe upon or otherwise violate any intellectual property rights of any third party. There are no unresolved, pending or, to the knowledge of RAKR or RHBV, threatened claims that allege that RHBV has infringed or misappropriated the intellectual property rights of any third party.

(vi) There are no unresolved, pending or, to the knowledge of RAKR or RHBV, threatened claims that challenge or otherwise question the validity, title or ownership of any Intellectual Property, or the right to use any Intellectual Property, that RHBV owns and/or currently uses to conduct its business.

(vii) To the knowledge of RAKR and RHBV, there is no, and there has not been any, conflict, unauthorized use, infringement or misappropriation of any of the Intellectual Property owned, used or licensed by or to RHBV or any breach at any time of any duty or obligation owed to RHBV in respect of any of the Intellectual Property.

(viii) RHBV has taken reasonable commercial measures to maintain the secrecy of the Intellectual Property that is considered to be trade secrets or confidential information.

(ix) Each employee and contractor to RHBV has signed a confidentiality and non-disclosure agreement and to the knowledge of RAKR and RHBV there have not been any breaches of such confidentiality and non-disclosure agreements. To the knowledge of RAKR and RHBV, RHBV's employment of any of its employees or the retainer of any consultant does not violate any non-disclosure or non-competition agreement between any employee or consultant and a third party.

(x) RHBV is not a party to any agreement, contract or judicial order that in any way limits or restricts any Intellectual Property that RHBV owns and/or currently uses to conduct its business, other than normal and routine off-the-shelf software licence agreements.

(l) Good Title to RHBV Assets. RHBV owns all of its  assets with good and marketable title, free and clear of all mortgages, liens, charges, pledges, claims, security interests and other encumbrances whatsoever, and no Person has any agreement, option, understanding or commitment, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment for the acquisition from RHBV of any of the RHBV's assets. The Intellectual Property identified in Exhibit C and the Contracts identified in Exhibit E constitute the only tangible assets of RHBV.

(m) Absence of Certain Changes or Events.  Since December 31, 2019, there has not been any Material Adverse Change in the condition of RHBV and no such Material Adverse Change is pending or, to the knowledge of RAKR and RHBV, threatened. Without limiting the generality of the foregoing, RHBV has not:

(i) made any material change in the operations or in the manner of conducting its business;

(ii) acquired, sold, leased or otherwise disposed of or transferred any assets other than in the ordinary course of its business (excluding any lease of real property);

(iii) entered into any transaction of any kind other than in the ordinary course of its business, including without limitation any loans to third parties or investments (direct or indirect) in non-business related assets;

(iv) suffered any event, violation or other matter that could reasonably be expected to have a Material Adverse Effect or suffered any material casualty loss;

(v) sold, transferred or leased any property or assets to, or entered into or amended any transactions, agreements or arrangements with, any of the shareholders, directors, officers or employees of RHBV, except for the reimbursement of business expenses in the ordinary course of business consistent with past practice and the transactions set forth in Exhibit C;

(vi) made or proposed any change in the accounting or tax principles, practices or methods in respect of the business of RHBV, except for such changes which are required by GAAP, IFRS or any applicable Laws;

(n) Taxes. RHBV has duly and timely filed its tax returns with the appropriate governmental authority and has duly, completely and correctly reported all income and all other amounts and information required to be reported thereon. No such tax returns have been amended.  RHBV has paid or made adequate provision for the payment of all taxes which are due and payable by it, including interest and penalties, or has accrued such amounts in its financial statements for the payment of such taxes except for charges, fees or dues which are not material in amount, not delinquent or if delinquent are being contested in good faith, and in respect of which non-payment would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(o) Employees.

(i) Except as disclosed in Exhibit C and the balance sheet of RHBV, all liabilities in respect to employees of RHBV including vacation pay or vacation credits, have been accrued on the books and records of RHBV or shall have been paid by the Closing Date, including premium contributions, remittance and assessments for employment insurance, medical services plan premiums, person plans, income tax, workers' compensation and any other employment related legislation, accrued wages, taxes, salaries, commissions and employee benefit plan payments;

(ii) all bonuses, commissions and other emoluments relating to the business carried on by RHBV and its employees are accurately reflected in Exhibit C and/or have been accrued in the Books and Records;

(iii) no employee of RHBV shall be entitled to receive on termination (for any reason or in any manner) an amount which exceeds the statutory minimum under the provisions of existing employment law in the Netherlands and any similar legislation to which employees of RHBV may be subject;

(iv) no employee of RHBV is on a leave of absence, disability or layoff status.

(p) Absence of Litigation.  There are no actions, suits or proceedings pending or, to the knowledge of RAKR and RHBV, threatened against or affecting RHBV which could reasonably be expected to have a Material Adverse Effect and there is not presently outstanding against RHBV any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator.

(q) Cooperation with Sphere Legal Counsel.  RHBV and RAKR shall cooperate with all reasonable requests made by Sphere and/or its Dutch legal counsel, GMW, with respect to any due diligence conducted by Sphere and/or GMW in connection with this Agreement

ARTICLE 4 -  COVENANTS OF RAKR

4.1 RAKR hereby covenants and agrees that, upon the execution of this Agreement, it will cause to be done the following:

(a) cause all necessary steps and proceedings to be taken to permit the RHBV Shares to be duly and regularly transferred to Sphere;

(b) to deliver certificate(s) representing the RHBV Shares duly endorsed for transfer to Sphere;

(c) deliver all consents, if any, required pursuant to this Agreement which require execution by RHBV; and

(d) deliver the minute book of RHBV to Sphere;.

4.2 RAKR further covenants and agrees that, during the period from the date of this Agreement to the Closing:

(a) RAKR shall cause RHBV to operate, in consultation with Sphere, its business in the ordinary course consistent with past practice, including paying and satisfying all obligations with respect to the business as such obligations mature;

(b) RAKR shall cause RHBV to continue to maintain in full force and effect all policies of insurance currently in effect in respect of RHBV and its business and give all notices and present all claims under all policies of insurance in a due and timely fashion;

(c) RAKR shall give notice to Sphere of any potential defaults or breaches of representations, warranties or covenants of RAKR or RHBV or any other material matter which may affect RHBV or its business forthwith upon becoming aware of such matters;

(d) RAKR shall cause RHBV to comply with all Laws affecting the operations of RHBV; and

(e) Neither RAKR nor RHBV shall, without the prior written consent of Sphere, directly or indirectly, cause or permit any state of affairs, action or omission described in Section 3.2(m).

ARTICLE 5 -  REPRESENTATIONS AND WARRANTIES OF SPHERE

5.1 Sphere hereby represents and warrants to RAKR as follows and confirms that RAKR is relying upon the accuracy of each such representations and warranties in connection with the completion of the transactions contemplated in this Agreement:

(a) Accredited Investor.  Sphere is purchasing as principal, and is an "accredited investor" within the meaning of subsection (m) of that definition as set out at Section 1.1 of National Instrument 45-106 of the Canadian Securities Administrators, being a person, other than an individual or investment fund, that has net assets of at least $5,000,000, as shown on its most recently prepared financial statements, and that was not formed for the sole purpose of making a representation to this effect in order to qualify as an accredited investor.

(b) Canadian Status.  Sphere is not "non-Canadian" within the meaning of the Investment Canada Act.

(c) Legal Proceedings.  No suits, actions or legal proceedings of any sort are pending or are threatened which would restrain or otherwise prevent, in any manner, Sphere from effectually and legally purchasing the RHBV Shares from RAKR-Ontario  pursuant to this Agreement, nor are there any suits, actions or other legal proceedings pending or threatened, the effect of which would be to make Sphere or RAKR or any of them liable for damages, and Sphere has no knowledge of any claims which could give rise to such a suit, action or legal proceeding.

(d) Residency. Sphere is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

(e) Organization and Authority of Sphere. Sphere is a corporation duly organized, validly existing and in good standing under the Laws of the province of Ontario. Sphere has all necessary corporate power and authority to enter into this Agreement and all of the agreements contemplated hereby to which Sphere is a party, to carry out its obligations hereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Sphere of this Agreement and all of the agreements contemplated hereby to which Sphere is a party, the performance by Sphere of its obligations hereunder and thereunder and the consummation by Sphere of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Sphere. This Agreement has been duly executed and delivered by Sphere, and (assuming due authorization, execution and delivery by RAKR) this Agreement constitutes a legal, valid and binding obligation of Sphere, enforceable against Sphere in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(f) No Conflicts; Consents. The execution, delivery and performance by Sphere of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the certificate of incorporation or by-laws of Sphere; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Sphere; or (c) except as set forth in Section 5.1(f) of the Disclosure Schedules, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any agreement to which Sphere is a party, except in the cases of clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to give notice would not have a material adverse effect on Sphere's ability to consummate the transactions contemplated hereby. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Sphere in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for such filings as set forth in Section 5(f) of the Disclosure Schedules and such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which would not have a material adverse effect on Sphere's ability to consummate the transactions contemplated hereby.

(g) Investment Purpose. Sphere is acquiring the RHBV Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Sphere acknowledges that the RHBV Shares are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the RHBV Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Buyer is able to bear the economic risk of holding the RHBV Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

(h) Brokers. Except as set forth on Exhibit D, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Sphere.

(i) Capitalization.  Sphere has set forth on Exhibit B a description of all duly and validly authorized capital stock.  All of the issued and outstanding capital stock of Sphere have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights, are not subject to any shareholders' agreement, and were issued in full compliance with applicable Law and any rights of third parties.  All of the issued and outstanding common shares of each subsidiary of Sphere have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights, are not subject to any shareholders' agreement, were issued in full compliance with applicable federal, state or provincial securities laws and any rights of third parties and are owned by Sphere, beneficially and of record, subject to no lien.  Except as set forth in Exhibit B, no Person is entitled to pre-emptive or similar statutory or contractual rights with respect to any securities of Sphere. Except as identified in Exhibit B), there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which Sphere or any of its subsidiaries is or may be obligated to issue any equity securities of any kind and except as identified in Exhibit B, neither Sphere nor any of its subsidiaries is currently in negotiations for the issuance of any equity securities of any kind. Except as described in the Exhibit B, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among Sphere and any of the security holders of Sphere relating to the securities of Sphere held by them. Except as described in Exhibit B no Person has the right to require Sphere to register any securities of Sphere under the Securities Exchange Act of 1934 or file any prospectus or qualify any securities of Sphere for sale to the public under applicable federal, state or provincial securities Laws, whether on a demand basis or in connection with any registration of securities of Sphere or filing of a prospectus or qualification of any securities of Sphere for sale to the public, for its own account or for the account of any other Person.

(j) Compliance with Continued Listing Requirements. Except as disclosed in Exhibit K, Sphere is in compliance with applicable Nasdaq listing requirements, there are no proceedings pending or, to Sphere's knowledge, threatened against Sphere relating to the continued listing of shares of Sphere's common stock on Nasdaq, and Sphere has not received any currently pending notice of the delisting of its common stock from Nasdaq.

(k) Sufficiency and Reservation of Shares. Sphere has a sufficient number of shares of its Series F Convertible Preferred Stock available in its authorized capital stock to issue the Payment Shares on the Closing Date and will, while Payment Shares are outstanding, have available in its authorized capital an amount of shares of common stock equal to two hundred percent (200%) of the number of shares of Sphere common stock issuable upon conversion of the then-outstanding Payment Shares.

(l) Bankruptcy Status. Sphere is not insolvent, has not committed an act of bankruptcy, has not proposed a compromise or arrangement to its creditors generally, has not had any petition or a receiving order in bankruptcy filed against him, has not taken any proceeding with respect to a compromise or arrangement, has not taken any proceeding to have himself declared bankrupt, has not taken any proceeding to have a receiver appointed of any part of his assets, has not had any encumbrancer take possession of any of its property, and has had any execution or distress become enforceable or become levied upon any of its property.

(m) Legal Proceedings. There are no actions, suits, claims, investigations or other legal proceedings pending or, to Sphere's knowledge, threatened against or by Sphere or any Affiliate of Sphere that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

(n) Independent Investigation. Sphere has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of RHBV, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of RHBV for such purpose. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Sphere has relied solely upon its own investigation and the express representations and warranties of RAKR and RHBV set forth in Articles III and IV of this Agreement (including the related portions of the Disclosure Schedules); and (b) none of RAKR, the RHBV or any other Person has made any representation or warranty as to RAKR, RHBV or this Agreement, except as expressly set forth in Articles III and IV of this Agreement (including the related portions of the Disclosure Schedules).

(o) Financial Statements.  Sphere's financial statements, as shown in Sphere's most recent annual and quarterly reports filed with the SEC, accurately reflect Sphere's liabilities as of the dates shown in such reports and that any material changes since such date are set forth in Schedule 5.1(o).

ARTICLE 6 -  COVENANTS OF SPHERE

6.1 Sphere hereby covenants that, upon the execution of this Agreement by all of the parties hereto, Sphere will:

(a) execute all assignments and documents delivered pursuant to this Agreement which require execution by Sphere;

(b) use all reasonable commercial efforts to satisfy the Conditions of Sphere set forth in Section 8.1;

(c) deliver to RAKR-Ontario, SeaView and Spartan 6,580,000, 1,500,000 and 200,000 Payment Shares, respectively, in accordance with the provisions of Section 2.4;

(d) deliver to the Escrow Agent the Holdback Shares;

(e) deliver all consents, if any, required pursuant to this Agreement which require execution by Sphere;

(f) deliver (i) the DRM Shares and DRM Warrants to DRM and (ii) the WWT Shares and WWT Warrants to WWT upon and in consideration for entering into the WWT/DRM Royalty Cancelation Agreement;

(g) appoint two nominees of RAKR as directors of Sphere and compensate them at the same rate as the existing directors of Sphere;

(h) enter into an amendment to the promissory note issued to Sphere by RAKR, dated September 14, 2020, attached hereto as Exhibit F.

6.2 Sphere hereby covenants that Mr. Joost Oosterling shall retain his position of President and Chief Operating Officer of RHBV, Mr. Michael Skinner shall retain his position of Chief Executive Officer  of RHBV and all key employees of RHBV will retain his/her respective positions, subject to any termination rights provided pursuant to the applicable agreement or under Law. Mr. Oosterling's employment agreement is attached hereto as Exhibit G and Sphere will enter into a new consulting  agreement for the services of Mr. Skinner as per Exhibit G.

6.3 Sphere hereby covenants that it shall pay WWT the sum of $221,326.90 and DRM the sum of $278,673.10 by the close of business on the date which is 10 days of the Closing in consideration of entering into the WWT/DRM Royalty Cancellation Agreement and shall pay WWT an additional $654,378.70 and DRM an additional $823,929.10 within 90 days of the Closing. The failure to make either of such payments shall constitute a default hereunder and shall result in the remedy set forth in the Royalty Cancellation Agreement.

6.4 For a period of one year following the Closing, Sphere shall not terminate the employment of any RHBV employee identified on Exhibit C and Exhibit G hereto, subject to any rights of Sphere to terminate for cause under Law.

6.5 In the event that any of the conditions set forth in Sections 6.3 and 6.4 are not satisfied (and for greater certainty, any exercise by Sphere or its affiliates of its rights to terminate any RHBV employee identified on Exhibit C and Exhibit G hereto for cause shall not be deemed to be a breach of Section 6.4 or this Section 6.5), RAKR, WWT and DRM shall have the right to cancel the WWT/DRM Royalty Cancellation Agreement which would have the effect of re-instituting the WWT/DRM Royalty Agreement in its current form.

6.6 Sphere hereby covenants to, within two (2) years of Closing, (i) to put forth and recommend a proposal for the approval of shareholders holding a majority of the voting capital stock of Sphere of the issuance of more than 20% of Sphere common stock upon the conversion of the Series F Convertible Preferred Stock to be issued as Payment Shares and (ii) subject to receipt of such shareholder approval, file an amendment to the Certificate of Designation of Sphere's Series F Convertible Preferred Stock to remove the beneficial ownership limitation set forth therein.

ARTICLE 7 -  SURVIVAL AND INDEMNIFICATION

7.1 Survival. Notwithstanding the right of Sphere to fully investigate the affairs of RHBV or any other Party and notwithstanding any knowledge of facts determined or determinable pursuant to such investigation or right of investigation, RAKR and Sphere shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other Party hereto contained in this Agreement.  Subject to the limitations hereinafter set forth, the representations and warranties of the Parties contained in this Agreement shall survive the closing of the transaction as follows:

(a) the representations and warranties set out in Section 3.1 (Representations and Warranties Relating to RAKR) shall continue in full force and effect for a period of one year after the Closing Date.

(b) the representations and warranties set out in Section 3.2 (Representations and Warranties Relating to RHBV) shall continue in full force and effect for a period of one year after the Closing Date, provided that the representations and warranties set out in Section 3.2(m) (Tax Information) shall survive closing of the transaction and shall continue in full force and effect until, but not beyond 30 days following the expiration of the period, if any, during which an assessment, reassessment or other form of recognized document assessing liability for tax, interest or penalties under applicable tax legislation in respect of any taxation year to which such representations and warranties extend could be issued under such tax legislation to RHBV provided RHBV did not file any waiver or other document extending such period.

(c) the representations and warranties set out in Article 5 (Representations and Warranties Relating to Sphere) shall continue in full force and effect for a period of one year after the Closing Date.

Notwithstanding the foregoing, a claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant hereto involving fraud or fraudulent misrepresentation may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by law.

The above periods are collectively referred to as the "Survival Period".

7.2 Indemnity by RAKR.  During the Survival Period (or provided notice of a claim for damages was provided prior the expiration of the Survival Period), RAKR hereby agrees to indemnify Sphere against and to protect, save and keep harmless Sphere and its current and former directors, officers, agents and employees from and to assume liability for, payment of all any and all claims, demands, debts, suits, actions, obligations, proceedings, losses, damages, injuries, liabilities, deficiencies, costs and expenses (including without limitation, all reasonable legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) (individually an " Individual Damage" and collectively, the "Damages") that may be incurred or suffered by Sphere as a consequence of or in connection with: (i) any inaccuracy or breach of any representation or warranty contained in Article 3; and (ii) any breach of or failure of RAKR to comply with or perform any agreement or covenant contained in this Agreement, provided that if  the  amount of the Individual Damage does not exceed $250,000 then there shall be no indemnity by RAKR with respect to such Individual Damage.  Notwithstanding the foregoing, the maximum aggregate collective liability of RAKR herein shall not exceed the value of the transaction.

7.3 Procedures.

(a) If Sphere receives notice of the assertion or commencement of any Third-Party Claim against RHBV for which RAKR is obligated to provide indemnification under this Agreement, Sphere will give RAKR reasonably prompt written notice thereof, but in any event not later than ten (10) days after receipt of such written notice of such Third-Party Claim.  Such notice by Sphere will describe the Third-Party Claim in reasonable detail, will include copies of all available material, written evidence thereof and will indicate the estimated amount, if reasonably practicable, of the Damages that has been or may be sustained by RAKR.  RAKR will have the right to participate in, or, by giving written notice to Sphere, to assume, the defense of any Third-Party Claim at RAKR's own expense and by RAKR's own counsel, and RAKR will cooperate in good faith in such defense.

(b) If, within ten (10) days after giving notice of a Third-Party Claim to RAKR pursuant to Section 7.3(a), Sphere receives written notice from RAKR that RAKR has elected to assume the defense of such Third-Party Claim as provided in the last sentence of Section 7.3(a), RAKR will not be liable for any legal expenses subsequently incurred by Sphere in connection with the defense thereof; provided, however, that if RAKR fails to take reasonable steps necessary to defend diligently such Third-Party Claim within ten (10) days after receiving written notice from Sphere that Sphere reasonably believes RAKR has failed to take such steps or if RAKR has not undertaken fully to indemnify Sphere in respect of all Damages relating to the matter, Sphere may assume its own defense and RAKR will be liable for all reasonable costs and expenses paid or incurred in connection therewith.  Without the prior written consent of Sphere, which consent shall not be unreasonably withheld or delayed, RAKR will not enter into any settlement of any Third-Party Claim which would lead to liability or create any financial or other obligation on the part of Sphere for which Sphere is not entitled to indemnification hereunder, or which provides for injunctive or other non-monetary relief applicable to Sphere, or does not include an unconditional release of Sphere.  If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of Sphere for which Sphere is not entitled to indemnification hereunder and RAKR desires to accept and agree to such offer, RAKR will give written notice to Sphere to that effect.  If Sphere fails to consent to such firm offer within five (5) days after its receipt of such notice, Sphere may continue to contest or defend such Third-Party Claim and, in such event, the maximum liability of RAKR to Sphere as to such Third-Party Claim will not exceed the amount of such settlement offer.  Sphere will provide RAKR with reasonable access during normal business hours to books, records and employees (if still in their employ) of Sphere necessary in connection with RAKR's defense of any Third-Party Claim which is the subject of a claim for indemnification by Sphere hereunder.

(c) Any claim by Sphere against RAKR on account of Damages which does not result from a Third-Party Claim (a "Direct Claim") will be asserted by giving RAKR reasonably prompt written notice thereof, but in any event not later than ten (10) days after Sphere becomes aware of such Direct Claim.  Such notice by Sphere will describe the Direct Claim in reasonable detail, will include copies of all available material, written evidence thereof and will indicate the estimated amount, if reasonably practicable, of Damages that has been or may be sustained by Sphere.  RAKR will have a period of thirty (30) days after receipt thereof within which to respond in writing to such Direct Claim.  If RAKR does not respond in writing within the thirty (30) day period, RAKR will be deemed to have rejected such Direct Claim and Sphere will be free to pursue remedies available to RAKR on the terms and subject to the provisions of this Agreement.

(d) A failure to give timely notice or to include any specified information in any notice as provided in Section 7.3(a), 7.3(b) or 7.3(c) will not affect the rights or obligations of any party hereunder, except and only to the extent that, as a result of such failure, any party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise materially prejudiced as a result of such failure.

7.4 Indemnity by Sphere.  During the Survival Period (or provided notice of a claim for and Individual Damage or Damages was provided prior the expiration of the Survival Period), Sphere hereby agrees to indemnify RAKR against and to protect, save and keep harmless RAKR and its current and former directors, officers, agents and employees from and to assume liability for any Individual Damage or Damages that may be incurred or suffered by RAKR as a consequence of or in connection with (i) the Carlaw Agreement or the Carlaw Assignment Agreement from events occurring after the Closing Date or (ii) for any breach or for any inaccuracy or breach of any representation or warranty contained in this Purchase Agreement, provided that if the Individual Damage pursuant to 7.4(ii) does not exceed $250,000 then there shall be no indemnity by Sphere with respect to such Individual Damage. Notwithstanding the foregoing, the maximum aggregate collective liability of Sphere herein shall not exceed the value of the transaction.

7.5 Procedures.

(a) If Sphere receives notice of the assertion or commencement of any Third-Party Claim, including any claim by Spartan Crest Capital, against RAKR, RAKR will give Sphere reasonably prompt written notice thereof, but in any event not later than ten (10) days after receipt of such written notice of such Third-Party Claim.  Such notice by RAKR will describe the Third-Party Claim in reasonable detail, will include copies of all available material, written evidence thereof and will indicate the estimated amount, if reasonably practicable, of the Damages that has been or may be sustained by Sphere.  Sphere will have the right to participate in, or, by giving written notice to RAKR, to assume, the defense of any Third-Party Claim at Sphere's own expense and by Sphere's own counsel, and Sphere will cooperate in good faith in such defense.

(b) If, within ten (10) days after giving notice of a Third-Party Claim to Sphere pursuant to Section 7.5(a), RAKR receives written notice from Sphere that Sphere has elected to assume the defense of such Third-Party Claim as provided in the last sentence of Section 7.5(a), Sphere will not be liable for any legal expenses subsequently incurred by RAKR in connection with the defense thereof; provided, however, that if Sphere fails to take reasonable steps necessary to defend diligently such Third-Party Claim within ten (10) days after receiving written notice from RAKR that RAKR reasonably believes Sphere has failed to take such steps or if Sphere has not undertaken fully to indemnify RAKR in respect of all Damages relating to the matter, RAKR may assume its own defense and Sphere will be liable for all reasonable costs and expenses paid or incurred in connection therewith.  Without the prior written consent of Sphere, which consent shall not be unreasonably withheld or delayed, Sphere will not enter into any settlement of any Third-Party Claim which would lead to liability or create any financial or other obligation on the part of RAKR for which RAKR is not entitled to indemnification hereunder, or which provides for injunctive or other non-monetary relief applicable to RAKR, or does not include an unconditional release of RAKR.  If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of RAKR for which RAKR is not entitled to indemnification hereunder and Sphere desires to accept and agree to such offer, Sphere will give written notice to RAKR to that effect.  If RAKR fails to consent to such firm offer within five (5) days after its receipt of such notice, RAKR may continue to contest or defend such Third-Party Claim and, in such event, the maximum liability of Sphere to RAKR as to such Third-Party Claim will not exceed the amount of such settlement offer.  RAKR will provide Sphere with reasonable access during normal business hours to books, records and employees (if still in their employ) of RAKR necessary in connection with Sphere's defense of any Third-Party Claim which is the subject of a claim for indemnification by RAKR hereunder.

(c) Any claim by RAKR against Sphere on account of Damages which results from a Direct Claim will be asserted by giving Sphere reasonably prompt written notice thereof, but in any event not later than ten (10) days after RAKR becomes aware of such Direct Claim.  Such notice by RAKR will describe the Direct Claim in reasonable detail, will include copies of all available material, written evidence thereof and will indicate the estimated amount, if reasonably practicable, of Damages that has been or may be sustained by RAKR.  Sphere will have a period of thirty (30) days after receipt thereof within which to respond in writing to such Direct Claim.  If Sphere does not respond in writing within the thirty (30) day period, Sphere will be deemed to have rejected such Direct Claim and RAKR will be free to pursue remedies available to Sphere on the terms and subject to the provisions of this Agreement.

A failure to give timely notice or to include any specified information in any notice as provided in Section 7.5(a), 7.5(b) or 7.5(c) will not affect the rights or obligations of any party hereunder, except and only to the extent that, as a result of such failure, any party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise materially prejudiced as a result of such failure.

7.6 Right of Set-Off. Sphere has the right to satisfy any amount from time to time owing by it to RAKR,  including against the Holdback Shares, by way of set-off against any amount from time to time owing by RAKR to Spere, including any undisputed or finally resolved amounts owing to Sphere pursuant to RAKR's indemnification obligations under this Agreement. This right of Set-Off shall not be applicable to any amounts owed by RAKR under the promissory note.

ARTICLE 8 -  CONDITIONS AND TERMINATION

8.1 Conditions of Sphere.  The obligations of Sphere to consummate the Closing are subject to the satisfaction (or waiver by Sphere) of the following conditions:

(a) Representations and Warranties.  Each of the representations and warranties of RAKR and RHBV set forth in this Agreement shall be true and correct in all material respects (except those qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the Closing Date.

(b) No Injunction, etc.  No provision of any applicable Law and no judgment, injunction, order or decree of any Governmental Authority shall be in effect which shall prohibit the consummation of the Closing.

(c) No Governmental Proceedings.  No action, suit or proceeding challenging this Agreement or the transactions contemplated hereby or thereby or seeking to prohibit, alter, prevent or materially delay the Closing or seeking material damages shall have been instituted or threatened by any Governmental Authority and be pending.

(d) Regulatory Approval.  Receipt of all necessary regulatory approvals relating to the transaction of purchase and sale contemplated by this Agreement. In particular, Nasdaq shall have granted conditional and final approval in connection with or related to the transactions contemplated by this Agreement, including the issuance of the Payment Shares, on terms consistent with the transactions set forth herein.

(e) Due Diligence.  Sphere shall have completed its due diligence investigation of RHBV to Sphere's reasonable satisfaction.

(f) Lock-up Agreement. Each party receiving Payment Shares hereunder shall have executed a Lock-Up Agreement with respect to the Payment Shares to be issued to such party by Sphere.

(g) Carlaw Assignment Agreement. RAKR, RHBV and Spartan shall have entered into that certain assignment agreement, attached hereto as Schedule 8.1(g), (the "Carlaw Assignment Agreement") pursuant to which RAKR assigned all of its rights and obligations under that certain agreement with Spartan (the "Carlaw Agreement"), attached hereto as Exhibit E to RHBV, RHBV accepted and assumed all of RAKR's rights and obligations under the Carlaw Agreement, and Spartan acknowledged and accepted RAKR's assignment and RHBV's assumption of all of RAKR's rights and obligations under the Carlaw Agreement;

(h) Assignment of Projects. RAKR shall have assigned, and received all necessary approvals to assign, the projects as set forth on Exhibit E to RHBV.

8.2 Conditions of RAKR and RHBV.

(a) Representations and Warranties.  The representations and warranties of Sphere set forth in this Agreement shall be true and correct in all material respects (except those qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the Closing Date.

(b) No Injunction, etc.  No provision of any applicable Law and no judgment, injunction, order or decree of any Governmental Authority shall be in effect which shall prohibit the consummation of the Closing.

(c) No Governmental Proceedings.  No action, suit or proceeding challenging this Agreement or the transactions contemplated hereby or thereby or seeking to prohibit, alter, prevent or materially delay the Closing or seeking material damages shall have been instituted or threatened by any Governmental Authority and be pending.

(d) WWT/DRM Royalty Cancelation Agreement. The WWT/DRM Royalty Cancelation Agreement shall have been fully executed and Sphere shall have issued the DRM Shares, WWT Shares, DRM Warrants and WWT Warrants to DRM and WWT.

(e) Assumption of Debt. Sphere shall have assumed all debt, liabilities and obligations that are set forth in Exhibit C.

(f) Nominees. Sphere shall, on or before Closing, appoint two nominees of RAKR to Sphere's board of directors, at least one of which shall be made a member of Sphere's Nominating Committee.

(h) Jamaica Project. RAKR confirms that the AW-GO25 that is operating in Jamaica as per the specification which states that it will produce 5,000L of water over a 24 hour period (with a 10% variation) based on a minimum of 30 degrees Celsius and 80% humidity.

8.3 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of RAKR and Sphere;

(b) by Sphere by written notice to RAKR if: (i) Sphere is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by RAKR pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 8.1 and such breach, inaccuracy or failure cannot be cured by RAKR by January 31, 2021 (the "Drop Dead Date"); or (ii) any of the conditions set forth in Section 8.1 shall not have been satisfied (or otherwise waived by Sphere) by the Drop Dead Date, unless such failure shall be due to the failure of Sphere to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c) by RAKR by written notice to Sphere if any of the conditions set forth in Section 8.1 shall not have been satisfied (or otherwise waived by RAKR) by the Drop Dead Date, unless such failure shall be due to the failure of RAKR to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(d) by Sphere or RAKR in the event that: (i) there shall be any law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or (ii) any Governmental Authority shall have issued an order restraining or enjoining the transactions contemplated by this Agreement, and such order shall have become final and non-appealable.

The Parties hereby agree that the Drop Dead Date may be extended upon the mutual agreement of the Parties.

ARTICLE 9 -  GENERAL

9.1 Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand; (b) when received (or refused) by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Unless hand-delivered, such communications must be sent to the respective parties at the following addresses (or at such other address for a party as may be specified in a notice given in accordance with this Section 9.1):

If to RAKR:	Rainmaker Worldwide Inc. 271 Brock Street Peterborough, Ontario K9H 2P8 Attention: Michael O'Connor Email: moconnor@rainmakerww.com

with a copy to: (which shall not constitute notice)	Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 37th Floor New York, NY 10036 Email: amarcus@srf.law

If to Sphere:	Sphere 3D Corp. 895 Don Mill Road Building 2, Suite 900 Toronto, Ontario, M3C 1W3, Canada Attention: Peter Tassiopoulos, Chief Executive Officer Email: Peter.Tassiopoulos@sphere3d.com

with a copy to: (which shall not constitute notice)	Meretsky Law Firm 121 King Street West, Suite 2150 Toronto, Ontario M5H 3T9 Attention: Jason D. Meretsky Facsimile: (416) 943-0811 Email: jason@meretsky.com

9.2 Expenses.  Each Party shall be responsible for its own costs and expenses, including legal and accounting fees, relating to this Agreement and the transactions herein contemplated.

9.3 Further Assurances.  Each Party hereto hereby covenants and agrees that at any time and from time to time after the completion of the transactions contemplated herein, it will, upon the request of the other, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, assignments, transfers, conveyances and assurances as may be reasonably required for the carrying out and performance of all the terms of this Agreement. The Parties each agree to cooperate in preparing and filing the necessary election pursuant to Section 85 of Income Tax Act (Canada) within 180 days of the Closing.

9.4 Counterparts.  This Agreement may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute but one and the same instrument. The delivery of an executed counterpart copy of this Agreement by facsimile or telecopy shall be deemed to be the equivalent of the delivery of an original executed copy thereof.

9.5 Successors and Assigns.  This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.  Nothing herein, express or implied, is intended to confer upon any person, other than the Parties hereto and their respective heirs, executors, administrators, successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.6 Entire Agreement.  This Agreement constitutes the entire Agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied, with respect to the subject matter hereof.

9.7 Waiver.  Any Party hereto which is entitled to the benefits of this Agreement may, and has the right to, waive any term or condition hereof at any time; provided, however, that such waiver shall be evidenced by written instrument duly executed on behalf of such Party.

9.8 Amendments.  No modification or amendment to this Agreement may be made unless agreed to by the parties hereto in writing.

9.9 Completion of the Transactions.  The completion of the transactions contemplated herein shall take place contemporaneously with the execution of this Agreement.

9.10 Acknowledgement.  Each Party acknowledges that it has retained separate legal representation in connection with the execution of this Agreement and consummation of the transactions set forth herein.

9.11 Time of Essence.  Time shall be of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.

[Signature page to follow]

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the day first written above.

SPHERE 3D CORP.

By: /s/ Peter Tassiopoulos
 Peter Tassiopoulos

Chief Executive Officer

RAINMAKER WORLDWIDE INC.

(a Nevada Company)

By: /s/ Michael O'Connor
              Michael O'Connor

Executive Chairman

RAINMAKER WORLDWIDE INC.

(an Ontario Company)

By:        /s/ Michael O'Connor

Michael O'Connor

Executive Chairman

RAINMAKER HOLLAND B.V.

By: /s/ Joost Oosterling

Joost Oosterling

Director

Disclosure Exhibits & Schedules

Exhibits

Exhibit A: Certificate of Designation for Preferred Class F

Exhibit B: ANY Cap Table

Exhibit C: RHBV Asset, liabilities and reviewed financial statements.

Exhibit D: Broker agreements (Seaview / Torrington)

Exhibit E:  Project Schedule

Exhibit F: Amendment to Promissory Note 3.1

Exhibit G:  Michael Skinner and RHBV Employees

Exhibit H: Lock up Agreement

Exhibit I: Spartan Agent Agreement

Exhibit J: Carlaw Agreement

Exhibit K: Compliance with Continued Listing Requirements 5.1(j)

Exhibit L: RESERVED/INTENTIONALLY DELETED

Exhibit M: WWT/DRM Royalty Agreement

Exhibit M.1:  WWT/DRM Asset Purchase Agreement and Amendment

Schedules

Schedule 3.2(h): list of all RHBV  liabilities, assets, and contracts being assigned to RHBV
Schedule 3.2(j): complete and accurate list of all contracts to which RHBV is a party.
Schedule 3.2(k): All of the Intellectual Property is valid, subsisting and enforceable.
Schedule 5.1(o):  any material changes to Sphere's financial statements, as shown in  Sphere's  recent annual and quarterly reports filed with the SEC, since such reports.
Schedule 8.1(g): Assignment Agreement (Carlaw Assignment Agreement)